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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of March, 2003

Commission File Number: 1-15116

CANADA LIFE FINANCIAL CORPORATION
(Translation of registrant's name into English)

330 University Avenue
Toronto, Ontario M5G 1R8
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N.A.

EXHIBIT INDEX

Notice of Special Meeting and Canada Life Management Proxy Circular, dated March 22, 2003	Exhibit 99.1
Press Release dated March 28, 2003	Exhibit 99.2

Signatures

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADA LIFE FINANCIAL CORPORATION
Date: March 28, 2003
	By:	/s/ Roy W. Linden
	Name:	Roy W. Linden
	Title:	Secretary and Chief Compliance Officer

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EXHIBIT INDEX
Signatures